ANNEX A
Schedule of Transactions in Common Shares of the Issuer
During the Past 60 Days



Date of Transaction 	November 20, 2025
Quantity Purchased 	22,000
Price per Share  	$1.63



(1) All purchases were effected through open-market transactions.